EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED COMPLETES
THE ACQUISITION OF CERTAIN CANADIAN ASSETS OF DEVON CANADA
CALGARY, ALBERTA – APRIL 2, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that the agreement relating to the acquisition of Devon Canada’s Canadian conventional assets, excluding Horn River and the heavy oil properties, has been completed.

Canadian Natural will immediately integrate the acquired properties into its ongoing operations. The acquired production, infrastructure and land add to Canadian Natural’s existing core areas providing synergies to more effectively and efficiently operate once fully integrated. Canadian Natural also welcomes the high caliber Devon staff to its teams.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com